[THE KNOT LETTERHEAD]

December 2, 2005

VIA ELECTRONIC TRANSMISSION

AND OVERNIGHT COURIER

Mr. George F. Ohsiek, Jr.

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Knot, Inc. Form 10-K/A for Fiscal Year Ended December 31, 2004 and Filed April 20, 2005 Forms 10-Q for Fiscal Quarters Ended March 31, June 30 and September 30, 2005 File No. 0-28271

Dear Mr. Ohsiek:

I am writing to respond to the comments of the staff of the Securities and Exchange Commission (the “SEC”), with respect to the above-referenced Annual Report on Form 10-K (the “10-K/A”) and Quarterly Reports on Form 10-Q of The Knot, Inc. (the “Company” or “The Knot”), in your letter dated November 18, 2005 (the “Comment Letter”).

The headings and numbered paragraphs below correspond to the headings and numbered paragraphs in the Comment Letter. For your convenience, your comments are set forth in italics in this letter, followed by the Company’s responses. The page numbers referred to in your comments and in the Company’s responses track the page numbers in the 10-K/A.

Form 10-K/A for Fiscal Year Ended December 31, 2004

Consolidated Statements of Operations, page 42

1.

Please revise to state separately on the face of the statements of operations net revenues from sales of tangible products and revenues from services. Also similarly disaggregate your cost of revenues presentation. Refer to Rule 5-03 of Regulation S-X. Please note that your current footnote disclosure which discloses revenues and cost of revenues by type does not achieve this objective. In particular, it appears that net merchandise revenues and publishing revenues include revenues from both sales of tangible products and revenues from services.

In our future filings, we will state separately on the face of our consolidated statements of operations net revenues from (1) our online advertising programs; (2) our print publications; and (3) the sales of tangible products, primarily wedding supplies and products from our gift registry. This is similar to the current breakout in the Revenue by Type footnote. We will similarly disclose the related cost of revenue amounts for each

Mr. George F. Ohsiek, Jr.	December 2, 2005
Securities and Exchange Commission	Page 2 of 4

revenue stream on the face of the consolidated statements of operations. We will eliminate the current footnote disclosures with respect to these numbers.

With respect to the question of revenues from services or other revenue, please note the following:

•

Merchandise revenues for calendar years 2002, 2003 and 2004 amounted to $13,673,709, $15,510,269 and $13,064,373, respectively, primarily from the sale of the tangible products noted above. Commission revenue earned in connection with the sale of products from our gift registry under agreements with certain retailer partners (see our response below to comment No. 2) and included in these reported amounts, approximated $400,000, $285,000 and $280,000 for 2002, 2003 and 2004, respectively, or less than 3% of total merchandise revenue in each period.

•

Publishing and other revenues for 2002, 2003 and 2004 amounted to $8,914,440, $8,724,226 and $10,708,980, respectively, primarily related to revenue from national and local print publications. We have included in these reported amounts both author royalties received related to book publishing contracts as well as fees from the license of the Weddingpages name. These royalties and fees aggregated approximately $89,000, $218,000 and $209,000 for 2002, 2003 and 2004, respectively, or less than 3% of total publishing and other revenue in each period.

•	In addition, retailer commissions, author royalties and license fees in the aggregate were less than 2% of total revenue reported for each of calendar years 2002, 2003 and 2004.

Accordingly, we believe, pursuant to the materiality guidelines under Rule 5-03 of Regulation S-X, that these service-type or other revenues are not required to be stated separately on the face of the consolidated statements of operations. Of course, we would re-evaluate the disclosure requirements each year should these revenue sources become more significant.

Note 2. Summary of Significant Accounting Policies, page 45

Revenue Recognition, page 47

2.

Please revise your disclosure to clarify which sales of merchandise are recorded on a gross basis and which sales of merchandise are recorded on a net basis. Also disclose your basis in GAAP for reporting revenues gross or net in each case. In doing so, please refer to EITF 99-19 and ensure you address the terms of the merchandise sales agreements which support your accounting.

In our future filings, we will revise the description of our revenue recognition policy with respect to merchandise revenue as follows:

Mr. George F. Ohsiek, Jr.	December 2, 2005
Securities and Exchange Commission	Page 3 of 4

“Merchandise revenues generally include the selling price of wedding supplies and products from the Company’s gift registry sold through its websites as well as related outbound shipping and handling charges since the Company is the primary party obligated in a transaction, is subject to inventory risk and establishes its own pricing and selects suppliers. Merchandise revenues also include commissions earned in connection with the sale of products from the Company’s gift registry under agreements with certain retail partners where the Company is not primarily obligated, is not subject to inventory risk and amounts earned are determined using a fixed percentage. Merchandise revenues are recognized when products are shipped to customers, reduced by discounts as well as an allowance for estimated sales returns.”

Please also note that since we are eliminating the footnote “Net Revenues by Type”, we will disclose outbound shipping and handling charges included in merchandise revenue in a separate footnote. We expect to disclose in this footnote commission amounts included in merchandise revenue for each period presented.

3.

You disclose that author royalties are recognized when all contractual obligations have been met, which typically include the delivery and acceptance of a final manuscript. As we assume you earn royalties based on the number of books sold, it is unclear from your disclosure when such revenues are recorded. Please revise your disclosure to further explain your revenue recognition policy with respect to book royalties and show us what your revised disclosure will look like.

In our future filings, in order to clarify our revenue recognition policy with respect to book royalties, we will revise the last sentence of the paragraph addressing publishing revenue, which is included in Note 2. Summary of Significant Accounting Policies-Revenue Recognition, page 47. The revised language will read:

“Author royalties, to date, have been derived from publisher royalty advances that are recognized as revenue when all of the Company’s contractual obligations have been met which is typically upon the delivery to, and acceptance by, the publisher of a final manuscript.”

It should be noted that royalty earnings based on the number of books sold have not exceeded the publisher advance for any specific title to date. It should also be noted that author royalties were less than $30,000 in each of calendar years 2002, 2003 and 2004.

Segment information, page 49

4.	Please disclose in future filings the information required by paragraph 26 of SFAS 131.

In our future filings, we will disclose the general information required by paragraph 26 of SFAS No. 131.

Mr. George F. Ohsiek, Jr.	December 2, 2005
Securities and Exchange Commission	Page 4 of 4

*****

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclosure the SEC from taking any action with respect to the filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

*****

Thank you very much for your prompt review of this letter. Please call me at (212) 219-8555 should you or any other member of the SEC staff have any questions or additional comments.

Very truly yours,

THE KNOT, INC.

/s/ RICHARD E. SZEFC

Richard E. Szefc

Chief Financial Officer, Treasurer and Secretary

cc:	Ms. Sarah Goldberg (Staff)
Mr. Kapil Jain (Ernst & Young LLP)
Mr. Brian B. Margolis, Esq. (Proskauer Rose LLP)